CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Probook, Inc..
205 W. 5th Avenue #105
Escondido, California 92025

We consent to the use in this Registration Statement of Probook, Inc. on
Form 10-SB of our report dated September 16, 2000 and to the
reference to us under the headings "Experts."

ss/ Jonathon P. Reuben C.P.A.

Jonathon P. Reuben, C.P.A.
An Accountancy Corporation
Torrance, CA 90505
November 3, 2000